Brookfield DTLA Fund Office Trust Investor Inc.

Balance sheet

as at June 3, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Brookfield Office Properties, Inc.

New York, New York

We have audited the accompanying balance sheet of Brookfield DTLA Fund Office Trust Investor Inc. (the “Company”) as of June 3, 2013. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Brookfield DTLA Fund Office Trust Investor Inc. as of June 3, 2013, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York

June 12, 2013

Brookfield DTLA Fund Office Trust Investor Inc.

BALANCE SHEET

June 3, 2013

(all dollar amounts are in U.S. dollars)

Assets
Cash	$1,000
$1,000

Stockholder’s equity	$1,000
$1,000

Please see accompanying notes to the Balance Sheet.

Brookfield DTLA Fund Office Trust Investor Inc.

NOTES TO THE BALANCE SHEET

June 3, 2013

1.	ORGANIZATION

Brookfield DTLA Fund Office Trust Investor Inc. (the “Company”) was organized in the state of Maryland on April 19, 2013. Under the Company’s charter, the Company is authorized to issue up to 1,000,000 shares of common stock and 20,000,125 of Preferred Stock.

2.	FORMATION OF THE COMPANY

The Company was established by Brookfield Office Properties Inc. (“Brookfield”) as the primary entity through which DTLA Holdings (the “Fund”), a newly formed Delaware limited liability company sponsored and managed by Brookfield, will own operate the former assets of MPG Office Trust, Inc. (“MPG”) upon merging with a subsidiary of the Company.

Under the terms of the merger agreement, the holders of MPG’s common shares will receive $3.15 per share in cash. The merger agreement and the transactions contemplated thereby have been unanimously approved by MPG’s Board of Directors.

The merger agreement also provides that a subsidiary of Brookfield will commence a tender offer to purchase, subject to the offer conditions, all of MPG’s outstanding preferred shares for $25.00 per share in cash, without interest. Any preferred shares that are not tendered will be converted in the merger into new preferred shares in the Company with rights, terms and conditions substantially identical to the rights, terms and conditions of the outstanding preferred shares. If more than 66.6% of the outstanding preferred shares are tendered, then Brookfield will have the right to convert all of the untendered preferred shares at the price in cash offered in the tender offer, without interest, but only if such conversion complies with applicable law and the Company’s charter in all respects at the time of the conversion.

The Company intends to qualify as a real estate investment trust (a “REIT”) under the Internal Revenue Code commencing with its taxable period ending on December 31, 2013. In order to maintain its qualification as a REIT, the Company plans to distribute at least 90% of its taxable income to its stockholders.

The sole stockholder of the Company is Brookfield DTLA Holdings LLC, (“Brookfield DTLA”) a Delaware limited liability company. Brookfield DTLA is an indirect subsidiary of Brookfield. On June 3, 2013, Brookfield DTLA made a $1,000 initial capital contribution to the Company.

The Company is controlled by the Fund.

The Company has conducted no activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the balance sheet in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. Separate Statements of Operations, Changes in Stockholders’ Equity and Cash Flows have not been presented as there have been no activities for this entity.

4.	CONTINGENCIES

After the announcement of the merger agreement, the Company was named as one of the defendants to a series of punitive class actions (“Merger Litigation”). While the final outcome with respect to the merger litigation cannot be predicted with certainty, in the opinion of management after consultation with external legal counsel, any liability which may arise from such contingencies would not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

5.	SUBSEQUENT EVENTS

Subsequent to June 3, 2013 and through June 12, 2013, the date through which management evaluated subsequent events and on which the balance sheet was available for issuance, management has concluded that there were no subsequent events to be disclosed.